April 28, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Peter McPhun
Robert Telewicz

Re:	Gesher I Acquisition Corp.
Form 10-K for the fiscal year ended September 30, 2022
Filed December 29, 2022
File No. 001-40897

Ladies and Gentlemen:

This letter is submitted on behalf of Freightos Limited (“Freightos”), the parent company of Freightos Merger Sub II, which is the successor in interest to Gesher I Acquisition Corp. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced annual report on Form 10-K filed on December 29, 2022 (the “Form 10-K”), as set forth in your letter dated February 8, 2023, addressed to Ezra Gardner, the former Chief Executive Officer of the Company (the “Comment Letter”). Freightos Limited acquired the Company on January 25, 2023.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, I have italicized the reproduced Staff comment from the Comment Letter.

Form 10-K filed December 29, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response:

Freightos respectfully advises the Staff that, based on information provided by representatives of the Company and the Company’s sponsor, the Company’s sponsor is a Delaware limited liability company and is not controlled by any non-U.S. persons. Certain members owning minority interests in the sponsor are non-U.S. persons, but they are not managing members and do not have control over the sponsor, nor do the minority interests of the members constitute substantial ties with a non-U.S. person.

Freightos Limited | www.freightos.com

Cricket Square, Hutchins Drive, PO

Box 2681, Grand Cayman, KY1-1111, Cayman Islands

The Company also respectfully directs the Staff to the Company’s definitive proxy statement, filed with the SEC on December 28, 2022, in connection with the Company’s initial business combination, which includes risk factor disclosure related to this topic.

On January 25, 2023, the Company consummated its initial business combination, pursuant to which Freightos Limited acquired the Company. Forms 25 and 15 were filed on behalf of the Company on January 26, 2023 and February 6, 2023, respectively. Accordingly, the Company is no longer an SEC-reporting company, and was not an SEC-reporting company at the time of the issuance of the Comment Letter.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at +972 (058) 641-6464 or +1 (312) 340-0846, or email me at michael@freightos.com.

Sincerely,

/s/ Michael Oberlander

Michael Oberlander
General Counsel

cc:	Zvi Schreiber, Freightos Limited

Ezra Gardner

Stephen P. Alicanti, DLA Piper LLP (US)

Freightos Limited | www.freightos.com

Cricket Square, Hutchins Drive, PO

Box 2681, Grand Cayman, KY1-1111, Cayman Islands